# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FreightCar America, Inc., CIK 0001320854
CUSIP: 357023100
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 125 SOUTH WACKER DRIVE, SUITE 1500, CHICAGO, Illinois (IL), 60606
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000024046

## Reporting persons
- CONTINENTAL GENERAL INSURANCE CO: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 1,443,198; sole dispositive power 0; shared dispositive power 1,443,198; aggregate amount beneficially owned 1,443,198 (7.6% of the class)
- Continental Insurance Group, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,443,198; sole dispositive power 0; shared dispositive power 1,443,198; aggregate amount beneficially owned 1,443,198 (7.6% of the class)
- Continental General Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Michigan (MI); sole voting power 0; shared voting power 1,443,198; sole dispositive power 0; shared dispositive power 1,443,198; aggregate amount beneficially owned 1,443,198 (7.6% of the class)
- Gorzynski Michael: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,443,198; sole dispositive power 0; shared dispositive power 1,443,198; aggregate amount beneficially owned 1,443,198 (7.6% of the class)

## Item 1. Issuer
Name of issuer: FreightCar America, Inc.
Address of issuer's principal executive offices: 125 South Wacker Drive, Suite 1500, Chicago, Illinois 60606

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:

Continental General Insurance Company ("CGIC"),

Continental Insurance Group, Ltd. ("CIG"),

Continental General Holdings LLC ("CGH"), and

Michael Gorzynski ("Mr. Gorzynski").
Address of principal business office or, if none, residence: The address of the principal office for Mr. Gorzynski is 595 Madison Avenue, 30th Floor, New York, NY 10022. The principal business address for each of CGIC, CIG and CGH is 11001 Lakeline Blvd., Ste. 120, Austin, TX 78717.
Citizenship: CGH is a Michigan limited liability company. CIG is a Delaware corporation. CGIC is a Texas domiciled life and health insurance company. Mr. Gorzynski is a citizen of the United States and Poland.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on March 31, 2025:

(i) CGIC beneficially owned 1,443,198 shares of the Issuer's Common Stock, par value $0.01 per share (the "Common Stock").

(ii) As the sole owner of CGIC, CIG may be deemed to beneficially own the 1,443,198 shares of Common Stock held by CGIC.

(iii) As the sole owner of CIG, CGH may be deemed to beneficially own the 1,443,198 shares of Common Stock held by CGIC.

(iv) As Manager of CGH, Mr. Gorzynski may be deemed to beneficially own the 1,443,198 shares of Common Stock beneficially owned by CGIC.
Percent of class:
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 19,060,397 shares of Common Stock outstanding as of March 6, 2025, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2025.

As of the close of business on March 31, 2025:

(i) CGIC may be deemed to own approximately 7.6% of the outstanding shares of Common Stock;

(ii) CIG may be deemed to beneficially own approximately 7.6% of the outstanding shares of Common Stock;

(iii) CGH may be deemed to beneficially own approximately 7.6% of the outstanding shares of Common Stock; and

(iv) Mr. Gorzynski may be deemed to beneficially own approximately 7.6% of the outstanding shares of Common Stock.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement

## Signatures
- CONTINENTAL GENERAL INSURANCE CO: /s/ Michael Gorzynski, Michael Gorzynski, Executive Chairman (05/14/2025)
- Continental Insurance Group, Ltd.: /s/ Michael Gorzynski, Michael Gorzynski, Chairman & President (05/14/2025)
- Continental General Holdings LLC: /s/ Michael Gorzynski, Michael Gorzynski, Manager (05/14/2025)
- Gorzynski Michael: /s/ Michael Gorzynski, Michael Gorzynski (05/14/2025)